(As filed with the Securities and Exchange Commission December 18, 2001)

                                                                File No. 70-9945


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  NiSource Inc.
                       NiSource Corporate Services Company
                     Northern Indiana Public Service Company
                           Kokomo Gas and Fuel Company
                  Northern Indiana Fuel and Light Company, Inc.
                    EnergyUSA, Inc. (an Indiana corporation)
                               EnergyUSA-TPC Corp.
                  EnergyUSA, Inc. (a Massachusetts corporation)
                              Primary Energy, Inc.
                         NiSource Capital Markets, Inc.
                             NiSource Finance Corp.
                       NiSource Development Company, Inc.
                            NI Energy Services, Inc.
                       NiSource Energy Technologies, Inc.
                              Columbia Energy Group
                         Columbia Assurance Agency, Inc.
                    Columbia Accounts Receivable Corporation
                      Columbia Atlantic Trading Corporation
                         Columbia Remainder Corporation
                      Columbia Energy Services Corporation
                      Columbia Insurance Corporation, Ltd.
                            Columbia LNG Corporation
                   Columbia Energy Power Marketing Corporation
                       Columbia Energy Retail Corporation
                         Columbia Service Partners, Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                              Bay State Gas Company
                            Northern Utilities, Inc.
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039

                            IWC Resources Corporation
                             1220 Waterway Boulevard
                           Indianapolis, Indiana 46202

                          SM&P Utility Resources, Inc.
                     11455 North Meridian Street, Suite 200
                              Carmel, Indiana 46032

                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                              Columbus, Ohio 43215

                         Columbia Energy Resources, Inc.
                              Alamco-Delaware, Inc.
                          Hawg Hauling & Disposal, Inc.
                     Columbia Natural Resources Canada, Ltd.
                        Columbia Natural Resources, Inc.
                             900 Pennsylvania Avenue
                         Charleston, West Virginia 25302

                      Columbia Gas Transmission Corporation
                Columbia Transmission Communications Corporation
                          NiSource Pipeline Group, Inc.
                           Crossroads Pipeline Company
                          Columbia Pipeline Corporation
                    Columbia Energy Group Capital Corporation
                      Columbia Deep Water Services Company
                            12801 Fair Lakes Parkway
                          Fairfax, Virginia 22030-0146

                       Columbia Gulf Transmission Company
                             2603 Augusta, Suite 125
                              Houston, Texas 77057

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
              -----------------------------------------------------

                                  NISOURCE INC.

                 (Name of top registered holding company parent
                        of each applicant or declarant)

             -------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)
            --------------------------------------------------------

      The Commission is requested to mail copies of all orders, notices and other communications to:

Peter V. Fazio, Jr., Esq.                           William T. Baker, Jr., Esq.
Schiff Hardin & Waite                               Thelen Reid & Priest LLP
6600 Sears Tower                                    40 West 57th Street
Chicago, Illinois  60606-6473                       New York, New York  10019

         The Application-Declaration filed in this proceeding on August 15, 2001, as amended and restated by Amendment No. 1, filed September 13, 2001, is hereby further amended as follows:

         1. The first paragraph of Item 1.3 - Summary of Requested Authorizations is amended and restated to read as follows:

             "NiSource, the Utility Subsidiaries and certain of NiSource's direct and indirect non-utility subsidiaries (as listed in Item 1.4 below) hereby request authorization to establish and participate in a new NiSource system money pool ("Money Pool"). It is intended that the new Money Pool arrangement will replace the current Columbia system money pool. Accordingly, upon the effective date of an order in this proceeding, the authorization of Columbia and its subsidiaries under the Columbia Money Pool Orders, as it relates to the existing Columbia money pool, will be relinquished. To the extent not exempted by Rule 52, the Money Pool participants request authorization for the period through December 31, 2003 (the "Authorization Period") to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, NiSource, directly or indirectly through NiSource Finance, requests authorization to invest surplus funds and/or lend and extend credit to the participating subsidiaries through the Money Pool in a maximum amount not to exceed $2.5 billion at any one time."

         2. The first paragraph of Item 1.5 - Long-term Securities of Columbia Maryland is amended and restated to read as follows:

             "Columbia Maryland requests authorization to issue and sell from time to time during the Authorization Period, and Columbia requests authorization to acquire, additional shares of Columbia Maryland's common stock and long-term debt securities. The aggregate amount of common stock and/or long-term debt securities to be issued by Columbia Maryland during the Authorization Period will not to exceed $40 million. The funds required by Columbia in order to make loans to Columbia Maryland will be derived from borrowings from NiSource Finance. Columbia Maryland will use the proceeds of common stock and long-term debt securities to finance, in part, capital expenditures, and for other general and corporate purposes."

         3. The second paragraph of Item 3.2 - Compliance with Rules 53 and 54 is amended and restated to read as follows:

         "Rule 53(a)(1): NiSource's "aggregate investment" in EWGs and FUCOs is approximately $300.0 million, or 36.2% of NiSource's "consolidated retained earnings" for the four quarters ended September 30, 2001 (approximately $828.2 million)."

         4. The following sentence is added at the end of the first paragraph of Item 4 - Regulatory Approvals:

             "Pending completion of the record, the applicants request the Commission to reserve jurisdiction over the participation in the Money Pool by Bay State and Northern Utilities."

         5. The following exhibits, as listed in Item 6 - Exhibits and Financial Statements, are filed as part of this Amendment:

                   D-1 Petition by Bay State to the MDTE.

                   D-3 Petition by Northern Utilities to the MPUC.

                   D-5 Application of Columbia Pennsylvania to the PPUC.

                   D-6 Order of the PPUC.

                   D-7 Application by Columbia Virginia to the VSCC.

                   D-8 Order of the VSCC.

                   F Opinion of Counsel.



                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                NISOURCE INC.
                                NISOURCE CORPORATE SERVICES COMPANY
                                NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                KOKOMO GAS AND FUEL COMPANY
                                NORTHERN INDIANA FUEL AND LIGHT COMPANY, INC. NORTHERN UTILITIES, INC.
                                ENERGYUSA, INC. (AN INDIANA CORPORATION)
                                ENERGYUSA-TPC CORP.
                                NISOURCE CAPITAL MARKETS, INC.
                                NISOURCE FINANCE CORP.
                                NISOURCE DEVELOPMENT COMPANY, INC.
                                NI ENERGY SERVICES, INC.
                                NISOURCE ENERGY TECHNOLOGIES, INC.
                                PRIMARY ENERGY, INC.
                                NISOURCE PIPELINE GROUP, INC.
                                CROSSROADS PIPELINE COMPANY
                                IWC RESOURCES CORPORATION
                                SM&P UTILITY RESOURCES, INC.
                                COLUMBIA ENERGY GROUP
                                COLUMBIA GAS OF KENTUCKY, INC.

                      (signatures continued on next page )

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

                                COLUMBIA GAS OF OHIO, INC.
                                COLUMBIA GAS OF MARYLAND, INC.
                                COLUMBIA GAS OF PENNSYLVANIA, INC.
                                COLUMBIA GAS OF VIRGINIA, INC.
                                COLUMBIA PIPELINE CORPORATION
                                COLUMBIA ENERGY RESOURCES, INC.
                                COLUMBIA GULF TRANSMISSION COMPANY
                                COLUMBIA GAS TRANSMISSION CORPORATION
                                COLUMBIA TRANSMISSION COMMUNICATIONS CORPORATION COLUMBIA LNG CORPORATION
                                ALAMCO-DELAWARE, INC.
                                HAWG HAULING & DISPOSAL, INC.
                                COLUMBIA ASSURANCE AGENCY, INC.
                                COLUMBIA ACCOUNTS RECEIVABLE CORPORATION
                                COLUMBIA ATLANTIC TRADING CORPORATION
                                COLUMBIA NATURAL RESOURCES CANADA, LTD.
                                COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                                COLUMBIA DEEP WATER SERVICES COMPANY
                                COLUMBIA REMAINDER CORPORATION
                                COLUMBIA ENERGY SERVICES CORPORATION
                                COLUMBIA INSURANCE CORPORATION, LTD.
                                COLUMBIA NATURAL RESOURCES, INC.
                                COLUMBIA ENERGY POWER MARKETING CORPORATION
                                COLUMBIA ENERGY RETAIL CORPORATION
                                COLUMBIA SERVICE PARTNERS, INC.


                                By: /s/ Gary W. Pottorff
                                        ----------------
                                Name:    Gary W. Pottorff
                                Title:   Secretary


                                BAY STATE GAS COMPANY
                                ENERGYUSA, INC. (A MASSACHUSETTS CORPORATION)


                                By: /s/  Gary W. Pottorff
                                         ----------------
                                Name:    Gary W. Pottorff
                                Title:   Clerk

Date:  December 18, 2001


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